# Netsave Inc

*Your Neighborhood Marketplace*

**Local Buying & Selling Reimagined**

netsave

INVEST IN **NETSAVE**

## A safer and more sustainable alternative to Craigslist innovating the $77B US resale market

netsave.com    Santa Monica, CA

Technology    Marketplace    Retail    Minority Founder

Sustainability

# Highlights

**1** A public benefit corporation featuring cutting-edge technologies to revolutionize online resale

**2** A $77B+ annual US Resale Market, projected to reach $100B by 2026

**3**  Expansion Plan: Nationwide in the US, followed by market exploration in CA, AU & UK



( 4 )  $ Our Primary Exit Strategy: Achieve Growth Stage and Pursue IPO by 2029 (Not guaranteed)

# Featured Investor

 **M. Kevin Harris**
**Syndicate Lead**

[ Follow ]

Invested $5,500 ⓘ

**I am an avid investor investing in everything from the US stock market to startup companies that hold the potential to change the world.**

"I believe that Netsave is a one-stop platform for buying and selling resale goods online with peace of mind. The business model and AI-based user screening solution will propel the company forward in evolving online resale. The delivery feature is the icing on the cake, addressing a major issue in the resale marketplace industry. The livestream feature enhances the authenticity of the buying process in real time, bringing buyers and sellers closer and creating a higher level of trust. After s..."

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# Our Team

 **Justin Georges**  Founder & CEO

Enthusiastic entrepreneur with 7+ years of industry experience, Tech Product Manager, Business School (Mgmt/Admin & Finance), Stanford Digital Transformation Pro Cert.

OfferUp, Craigslist, and Facebook Marketplace haven't effectively tackled the user safety problem in online resale. My personal experiences on those sites led me to start Netsave, aiming to build a hassle-free and legitimate community where real people can buy and sell authentic products.

 **Chris Luo**  Lead Engineer/CTO

Lead Full-Stack Software Engineer with 7+ Yrs. of experience, UC degree in Computer Science



**Nathan Hemming-Brown**  Founding UXID & Visual Designer

10+ Yrs. of experience in UI/UX & visual design, prior collaborator at Siemens, Microsoft, Zurich...



**Arian Hendricks**  Founding Frontend Software Engineer

# Why Netsave?



Netsave is a safer and more sustainable resale social marketplace, powered by livestream and same-day delivery, making it more convenient and efficient to buy and sell used products locally to support the growth of local economies.

## Innovating the Resale Marketplace industry

- We understand that online resale is gigantic taking into consideration that over 33% of US consumers use online resale platforms, which are desperately in need of innovation to satisfy their needs effectively.

- We've implemented an AI-based user screening solution and seller verification process allowing us to build an authentic community of real people selling and buying real products through meaningful interactions.

- We've created a hassle-free transaction process, powered by interactive livestream shopping and fast local delivery service, ensuring a smooth, secure and seamless user experience.

## We're addressing the overwhelming complexities of online buying and selling used products such as home goods, sporting goods, fashion...

Buying and selling locally often comes with significant risks and inefficiencies. Traditional resale marketplaces are fraught with:

- Risky local meetups among strangers

- Lack of trust and product authenticity

- Poor communication and logistical challenges

- Limited support during and after transactions

These issues create a frustrating experience for users, and therefore making traditional resale marketplaces less appealing and unsafe.

## Our innovative solutions that differentiate us among our competitors

Netsave addresses these challenges with a comprehensive solution:

- **Verified Sellers:** Every seller is fully verified to reinforce our trust and safety policies through a reliable platform.

- **Livestream Experience:** Ensuring authenticity, personalization, meaningful interactions through direct communications in real-time

- **Same-Day Local Delivery Service by Vetted Drivers**: Creating a hassle-free transaction process

- **24-Hour User Support:** Dedicated support to assist users through the entire transaction process.

- **Community Focused:** Building trust among community members to act locally and responsibly while supporting the growth of their local economies

- **One-Stop Platform:** Our product roadmap highlights part of our long-term plan to become a one-stop platform featuring both products and home services, like a combination of OfferUp and Angie's List



**Hassle-Free Transactions & Same-Day Delivery**



**AI-Based User Screening & Verified Seller Network**



**Legitimate Community & User Safety**



**Easily Post or Cross-List & Low Seller Fees**



**Livestream Shopping**



**One-Stop Platform catering to both products & home services**

## Traction: Our growth history & how much people love us

**Organic Growth:**

We've grown organically without paid advertising to 10k+ downloads, and now ready to scale our key features to get ready for expansion.

**Our users love Netsave (App Store Reviews):**

**Very Promising!** ⭐⭐⭐⭐⭐ "It was very easy to navigate and quick to list my items for sale. I cannot wait to connect with more people in my town."

**Made $1,100 in 2 Weeks** ⭐⭐⭐⭐⭐ "I was excited to sell my furniture in 2 weeks when moving to my new home. I hope to sell more and earn extra cash."

**Great User Support** ⭐⭐⭐⭐⭐ "Someone answered my questions immediately. I'm glad this app understands the necessity of a real person to help."

## Market Opportunity

The Resale Marketplace industry is vast and growing. With increasing demand for safe and efficient local transactions, Netsave is well-positioned to capture a significant share.

**TAM**
Total US Online Resale Market: $77B in 2022
(Projected: $100B by 2026)

**SAM**
Serviceable Available Market based on Top Two Categories & Target Customer (62% of US Pop.): $21B

**SOM:**
Serviceable Obtainable Market
(≥ 1% Share of GMV): $210M



## Netsave in the Market

Netsave stands out in the competitive resale marketplace industry due to:

- Our focus on solving key challenges related to user safety
- Our vision to build authentic and sustainable community

- Our key differentiating features such as seller verification network, livestream shopping and local delivery; and last but not least a seamless user experience.

| | Netsave | OfferUp | Craigslist | Facebook Marketplace | Mercari | PoshMark | WhatNot |
|---|---|---|---|---|---|---|---|
| AI-Powered User Screening & Access Review | ✅ | ❌ | ❌ | ❌ | ❌ | ❌ | ❌ |
| Seller Verification Process | ✅ | ❌ | ❌ | ❌ | ❌ | ❌ | ✅ |
| Product Screening & Review | ✅ | ❌ | ❌ | ❌ | ❌ | ✅ | ✅ |
| Livestream Shopping | In Progress | ❌ | ❌ | ✅ | ❌ | ✅ | ✅ |
| Local Delivery Service | ✅ | ❌ | ❌ | ❌ | ✅ | ❌ | ❌ |
| Post Sale User Review | ✅ | ✅ | ❌ | ✅ | ✅ | ✅ | ✅ |
| Top-Notch 24-Hour User Support | ✅ | ❌ | ❌ | ❌ | ❌ | ❌ | ❌ |
| iOS, Android & Web Apps | ✅ | ✅ | ✅ | ✅ | ✅ | ✅ | ✅ |

## Our Strategy

Our strategy includes but not limited to:

- **Targeted Marketing Campaigns:** Leveraging social media and local advertising.

- **Partnerships:** Collaborating with community organizations and local influencers.

- **Referral Programs:** Encouraging users to invite friends and neighbors

| 2024 Q3 | 2024 Q4 | 2025 Q1 |
|---|---|---|
| **Drivers:** Initial Territory Rollout + Video & Social | **Drivers:** Expanded Territory & Advertising Channels | **Drivers:** Referral Programs & International Expansion |
| **Objectives:** Drive initial customer acquisition, facilitate and scale GMV (gross merchandise value) rapidly, facilitate first transactions | **Objectives:** Establish/dimensionalize Product-market fit. Measure & improve user retention. Identify scalable acquisition channels. Expand new pricing/business model add-ons | **Objectives:** Expand into new feature and service categories. Secure and drive retention as well as extended LTV of buyers. Create competitive barriers to alternative platform use from customers |
| **Tactics:** SEO, Content, Social, Video Advertising to Boost Marketplace Products, | **Tactics:** PPC, ASO content, Google Shopping Integration | **Tactics:** Maximize network effects, drive brand awareness with advertising |
| **Metrics:** Establish in Santa Monica CA & Surroundings (West Los Angeles) | **Metrics:** Scale & expand across CA, NY, IL, TX, FL, PA, AZ | **Metrics:** Scale & expand across United States |

# How We Make Money

Netsave generates revenue through:

- **Transaction Fees:** A small percentage from each transaction

- **Premium Memberships:** Offering additional benefits and features

- **Advertising:** Local businesses can advertise on our platform





(Seller)

Local Delivery (Buyer)

Partners Sponsored Ads

Service Subscription Model

# Revenue Projections

## 5-Year Revenue Projection



2025
$1,848,696

2026
$6,539,960

2027
$14,384,172

2028
$22,363,798

2029
$36,605,889

## Netsave Revenues & Profits
### ($ millions)



$1.8

($0.8) (1.3)

$6.5

$0.4

(0.8)

$14.4

$3.2  1.7

$22.4

$14.3

6.6

$36.6

$40.1

18.0

2025    2026    2027    2028    2029



## Cumulative Operating Profit
### ($ millions)
### J-Curve

## Our Exit Strategies

- Primary Exit Strategy: Achieve Growth Stage and Pursue IPO by 2029 (not guaranteed)

- Alternatively, achieve growth stage and get acquired

# Use of Funds

We plan to use the funds raised to:

- **Expand Our Team:** Hiring additional developers, support staff, and marketing experts.

- **Enhance Our Platform:** Continuously improving user experience and adding new features.

- **Increase Marketing Efforts:** Expanding our reach and growing our user base.

Join us in Innovating the Resale Marketplace Industry

# INVEST NOW

If you still need to learn more, please click one of the options below:

- **Get Investor Pitch Deck**

- **Explore App Prototype**

- **Ask a Question**

- Send an email to info@netsave.com or click **here** to book a meeting with the founder.

Thank You!

